UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-10515
CUSIP Number: ______________

☒   Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:  December 31, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transaction Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

JMAR Technologies, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

10905 Technology Place

(Address of Principal Executive Office (Street and Number)

San Diego, California 92127

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K. Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As the company had to restate its financials for the current previous year due to iscontiniued operations of its Vermont operations as of September 30, 2007,  and the complex accounting related to this and other effects of discontinued operations, the Company was unable to complete its financial statements and Form 10-K without unreasonable effort or expense and in sufficient time to allow for the Company’s outside accountants to review the financial statements for filing by the prescribed due date. The Company intends to file its Annual Report on Form 10-K as soon as possible, but no later than the April 15, 2008 deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Edward C. Hall	858	946-6800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒     No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2007, revenues totaled $869,662, compared to $2.00 million in 2006. Net loss applicable to common stock in 2007 was ($3.33 million), or ($0.07) per fully diluted share, compared to a loss of ($14.39 million), or ($0.37) per fully diluted share, in 2006. Net loss before preferred dividends was ($1.62 million) in 2007 compared to ($13.1 million) in 2006.

The decrease in revenues for both the fourth quarter and fiscal year 2007 reflects JMAR’s transition away from a primary focus on government-sponsored research and development toward the marketing of its technology through commercial products. Government contract revenue fell to approximately 36% of total revenues in 2007, from approximately 65% in 2006. Most of the overall drop in revenue was due to a decrease of $1.32 million related to contract R&D projects for the Defense Advanced Research Projects Agency (DARPA) and the Naval Air Systems Command (NAVAIR); these two projects were completed during 2007.

This revenue decrease was partially offset by an increase of $227,209 in revenue from sales of the Company’s BioSentry, a continuous, on-line, real-time monitoring system for detecting and classifying harmful microorganisms in water.

JMAR Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2008	By: /s/ Edward C. Hall
Edward C. Hall, Chief Financial Officer